Filed Pursuant to Rule 424(b)(7)
Registration No. 333-214778

PROSPECTUS SUPPLEMENT

To prospectus dated December 7, 2016

143,936,001 Common Units

Representing Limited Partner Interests

This prospectus supplement updates and amends certain information contained in the prospectus dated December 7, 2016, as supplemented by the prospectus supplements dated December 30, 2016, March 23, 2017 and March 31, 2017 (as supplemented, the “Prospectus”), covering the resale by selling unitholders of up to an aggregate of 143,936,001 common units representing limited partner interests in us. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any additional amendments or supplements thereto.

Limited partnerships are inherently different than corporations, and investing in our common units involves a high degree of risk. You should carefully consider the risks relating to investing in our common units and each of the other risk factors described under “Risk Factors” on page 8 of the prospectus dated December 7, 2016 before you make an investment in our common units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common units or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 8, 2017

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is being filed to amend and supplement the information that appears under the caption “Selling Unitholders” in the Prospectus. Capitalized terms that are not defined in this prospectus supplement are defined in the Prospectus. All AAP unit amounts appearing in this prospectus supplement have been adjusted to reflect the reverse split effected by AAP on November 15, 2016.

SELLING UNITHOLDERS

A holder of vested AAP management units may convert such units into AAP Class A units, and each holder of AAP Class A units may cause AAP to redeem any or all of such AAP Class A units in exchange for the distribution of an equivalent number of our common units held by AAP.  We previously included in the prospectus dated December 7, 2016, 3,409,371 common units owned of record by AAP that are distributable to certain holders of unvested AAP management units upon (i) the vesting and conversion of such AAP management units into AAP Class A units and (ii) the subsequent exercise by such holders of their right to redeem the resulting AAP Class A units for such common units. We are amending the table below to include the owners of recently vested and converted AAP management units and to include or update information with respect to the interests of such owners and of AAP.

As of June 2, 2017, there were 724,696,735 common units outstanding.

Selling Unitholders	Common Units Beneficially Owned Prior to the Offering	Percentage of Common Units Beneficially Owned Prior to the Offering	Common Units Offered Hereby	Common Units to be Beneficially Owned After Offering	Percentage of Common Units to be Beneficially Owned After Offering
Plains AAP, L.P	288,312,171	39.8%	864,537	287,447,634	39.7%
Current Officers as a Group(1)	1,161,358	*	434,164	727,194	*
Former Officers as a Group(2)	2,983,420	*	1,834,265	1,149,155	*

*                 Less than one percent.

(1)         Includes three persons that collectively beneficially own approximately 0.16% of the common units. All of the selling unitholders in this group are current officers of GP LLC.

(2)         Includes nine persons that collectively own approximately 0.41% of the common units. All of the selling unitholders in this group are former officers of GP LLC or its wholly owned subsidiary, Plains Midstream Canada ULC, or affiliates of such former officers.